BLUE HERON CATERING, INC.

FINANCIAL STATEMENTS (UNAUDITED)
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2017 AND 2016

HARSHWAL & COMPANY LLP
Certified Public Accountants
266 17th Street, Suite 200
Oakland, CA 94612
(510) 452-5051

BLUE HERON CATERING, INC.

TABLE OF CONTENTS

HARSHWAL®
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Blue Heron Catering, Inc.
Oakland, California

We have reviewed the accompanying balance sheet of Blue Heron Catering, Inc. as of December 31, 2017 and 2016 and the related statements of income and equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

CALIFORNIA
266 17th Street, Suite 200, Oakland, CA 94612
www.harshwal.com | T 510.452.5051 | F 510.452.3432

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Harshwal & Company, LLP
Certified Public Accountants

Harshwal & Company LLP

Oakland, California
October 24, 2018

FINANCIAL STATEMENTS

BLUE HERON CATERING, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Current assets:		
Cash & bank	$ (39,366)	$ (66,256)
Inventory assets	7,000	7,000
Advance payroll taxes	21,474	12,989
Accounts receivables	5,592	(4,667)
Other assets	103	70
Goodwill, net	2,666	5,333
Total current assets	(2,531)	(45,531)
Non current assets:		
Property and equipment, net	21,165	23,894
Total non current assets	21,165	23,894
Total assets	18,634	(21,637)
LIABILITIES AND EQUITY		
Current liabilities:		
Account payable	81,393	99,312
Payroll & taxes	12,843	1,168
Credit card payables	54,822	45,115
Sales tax payable	44,658	17,948
Customer deposit	70,151	57,673
Unearned income	3,239	3,222
N/P Buy out	24,982	44,993
Loans from officer	10,634	10,634
Total liabilities	302,722	280,065
Equity:		
Equity balance	(284,088)	(301,702)
Total equity	(284,088)	(301,702)
Total liabilities and equity	$ 18,634	$ (21,637)

The accompanying notes are an integral part of these financial statements

BLUE HERON CATERING, INC.

STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES FROM:		
Business activities	$ 486,324	$ 261,107
Social / private activities	222,643	389,834
Wedding arrangements	530,738	425,321
B-side sales	2,939	-
Cafe activities	509,119	501,265
Outpost sales	220	-
Reservation fess	18,000	2,420
Other income	3,033	4,475
Total revenues	1,773,016	1,584,422
EXPENSES		
Cost of goods sold	559,827	526,967
Salary & wages	926,779	822,572
Advertisement & promotion	2,474	4,764
Bank charges	32,526	24,997
Commissions	3,155	954
Educational charges	1,585	6,495
Insurance charges	44,116	53,752
Interest expenses	17,132	14,105
Legal & accounting charges	1,305	4,350
Licenses & permits	2,234	2,075
Office supplies	2,263	2,442
Professional fees	1,161	2,530
Printing & stationery	2,402	3,558
Rent charges	60,655	61,735
Repairs & maintenance	9,849	6,751
Taxes	11,819	3,013
Telephone & internet	2,546	2,753
Transportation	10,277	9,414
Uniforms, towels & linens	14,680	9,048
Utilities	17,818	16,634
Security & alarms	1,326	1,214
Depreciation & amortisation	11,157	10,241
Miscellaneous expenses	16,626	14,684
Total expenses	1,753,712	1,605,048
Net income/(loss)	$ 19,304	$ (20,626)

The accompanying notes are an integral part of these financial statements

BLUE HERON CATERING, INC

STATEMENT OF EQUITY

FOR THE YEAR ENDED MARCH 31, 2017 AND 2016

	2017	2016
Net income/(loss)	$ 19,304	$ (20,626)
Capital stock	(14,406)	(2,475)
Distribution - Debbie	(110,200)	(110,200)
Distribution - Elizabeth	(100,000)	(100,000)
Retained earnings	(78,786)	(68,401)
Member's equity, ending	$ (284,088)	$ (301,702)

The accompanying notes are an integral part of these financial statements

BLUE HERON CATERING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities		
Net income	$ 19,304	$ (20,626)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Depreciation	11,157	10,241
Changes in operating assets and liabilities		
Accounts receivables	(10,259)	4,667
Other assets	(34)	(70)
Goodwill	-	(8,000)
Advance payroll taxes	(8,485)	(12,989)
Accounts payable	(17,919)	99,312
Payroll & taxes	11,676	1,168
Credit card payables	9,707	45,115
Sales tax payables	26,710	17,948
Customers deposits	12,478	57,673
N/P buyout	(20,011)	44,993
Unearned income	17	3,222
Inventory assets	-	(7,000)
Net cash provided by operating activities	34,341	235,654
Cash flows from investing activities		
Purchase of equipment	(5,761)	(31,468)
Loan from officers	-	10,634
Net cash used by investing activities	(5,761)	(20,834)
Cash flows from financing activities		
Addition/(Withdrawal) of equity capital	(1,690)	(281,076)
Net cash used by financing activities	(1,690)	(281,076)
Net increase/(decrease) in cash and cash equivalents	26,890	(66,256)
Cash and cash equivalents - beginning of year	(66,256)	-
Cash and cash equivalents - end of year	$ (39,366)	$ (66,256)

The accompanying notes are an integral part of these financial statements

BLUE HERON CATERING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1: NATURE OF ACTIVITIES

Blue Heron Catering, Inc. was formed on February 18, 2004 located in Oakland, California, under the General Corporation Law of California. Blue Heron Catering Inc. organizes weddings, family, corporate and business events. Blue Heron Inc. also provides catering services, consultation, guidance and free tasting in Oakland.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accountings

Blue Heron Catering, Inc. prepares its financial statements in accordance with generally accepted accounting principles, which involves the application of accrual accounting: consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Cash and Cash Equivalents

All highly liquid debt instruments with a maturity of one year or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fixed Assets

Fixed assets purchased by Blue Heron Catering, Inc, are recorded at cost when purchased. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from three to ten years.

NOTE 3: CASH AND CASH EQUIVALENTS

As of December 31, 2017 and 2016, the organization's cash & bank balance consists of the following:

	2017	2016
Bank of West Checking Account	$ 43,013	$ 27,235
Bank of West	257	14,290
Cash drawer	2,259	336
N/P Bank of West	(62,961)	(75,597)
N/P Cannery 0004-2	(21,934)	(32,520)
Total cash & bank	$ (39,366)	$ (66,256)

NOTE 4: FIXED ASSETS

The details of the fixed assets and it's accumulated depreciation as of and for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Machinery & equipment	$ 87,594	$ 87,248
Office furniture	1,113	1,113
Computer hardware	24,714	19,299
Vehicles	55,005	55,005
Total assets	168,426	162,665
Less: Accumulated depreciation	(147,261)	(138,771)
Fixed assets, net	$ 21,165	$ 23,894

Depreciation expenses for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Depreciation expenses	$ 8,490	$ 7,574

NOTE 5: GOODWILL

As of December 31, 2017 and 2016, Goodwill and it's accumulated amortization consists of following balances:

	2017	2016
Goodwill	$ 40,000	$ 40,000
Accumulated Amortization	(37,334)	(34,667)
Goodwill, net	$ 2,666	$ 5,333

Amortization expenses for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Amortization expenses	$ 2,667	$ 2,667

NOTE 6: ACCOUNTS PAYABLES AND CREDIT CARD PAYABLE

As of December 31, 2017 and 2016, the organization's accounts payables and credit card payables consist of following:

	2017	2016
Accounts payable	$ 81,393	$ 99,312
Credit cards payable		
Capitol One-3639(8898)	24,102	27,733
Capitol One-4033	-	4,836
Citi Visa (Amex)	4,276	5,406
Costco	2,476	211
Bank of West	23,295	6,929
76 Fleet Card	673	-
Total credit cards payable	54,822	45,115
Total accounts & credit cards payable	$ 136,215	$ 144,427

NOTE 7: UNEARNED REVENUE

As of December 31, 2017 and 2016, the organization's unearned revenue consists of following:

	2017	2016
Prepaid gift cards	$ 3,193	$ 3,176
HAHS admission fees	46	46
Total unearned revenue	$ 3,239	$ 3,222

NOTE 8: LOAN TO/FROM OFFICER

As of December 31, 2017 and 2016, the organization Loan To/From consists of following:

	2017	2016
Loan from Elizabeth Fazzio	$ 1,640	$ 1,640
Loan from Debbie Pfisterer	7,273	7,273
Loan from others	1,722	1,722
Total loan from officers	$ 10,635	$ 10,635

BLUE HERON CATERING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 9: EQUITY CAPITAL

The details of the member's equity as of and for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Fund balance	$ (14,406)	$ (2,475)
Distributions-Debbie	(110,200)	(110,200)
Distributions-Elizabeth	(100,000)	(100,000)
Retained earnings	(78,786)	(68,401)
Net income	19,304	(20,626)
Total equity capital	$ (284,088)	$ (301,702)

NOTE 10: COST OF GOODS SOLD

The details of cost of goods sold as of and for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Food	$ 353,965	$ 348,255
Coffee	13,840	4,179
Alcoholic/non alcoholic beverages	40,467	31,423
Diminishable goods	12,540	793
Decorations/centrepieces	1,168	4,785
Rentals	28,995	71,393
Cleaning supplies	1,606	-
Sub-contractor	3,060	-
Gifts card	392	-
Linen	68,408	11,680
Vehicle rental	612	1,121
Outside staffing	8,607	4,546
Site fees/other fees	11,643	13,166
Event services	12,372	9,119
Other costs	2,152	26,507
Total cost of goods sold	$ 559,827	$ 526,967

NOTE 11: EVALUATION OF SUBSEQUENT EVENTS

The management of Blue Heron Catering, Inc. have reviewed the results of operations for the period of time from its year end December 31, 2017 through October 24, 2018, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.